Warshaw Burstein, LLP

575 Lexington Avenue

New York, NY 10022

(212) 984-7700

www.wbny.com

Brian C. Daughney
EMAIL: bdaughney@wbny.com
DIRECT DIAL: (212) 984-7797

April 8, 2022

VIA EDGAR

Securities and Exchange
Commission Division of
Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Gary Newberry
Terence O'Brien
Joshua Gorsky
Jeffrey Gabor

Re: Nexalin Technology, Inc. Registration Statement on Form S-1 Amendment 2 File No. 333-261989

Ladies and Gentlemen:

We are submitting this letter on behalf of Nexalin Technology, Inc. (the “Company” or “Nexalin”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 9, 2022, relating to the Company’s Registration Statement on Form S-1 Amendment 2 (Registration No. 333-261989) filed with the Commission on February 4, 2022 (the “Registration Statement”).

Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures. For example, we have revised the Registration Statement to include information up to the date of this filing and updated financial statements and related information to include December 31, 2021 year end.

Securities and Exchange Commission

April 8, 2022

Further, please note that the offering will now be of units, comprised of a share of common stock and a warrant. Units will not be separately issued and we will not seek to have the units trade. Investors will be required to purchase the securities in a unit The gross proceeds are currently contemplated for $9,000,000 (1,500,000 units) and Amendment No.3 includes these changes to the offering. Each warrant entitled to holder to purchase one share. We are registering the shares issuable upon exercise of the warrants. Amendment No.3 includes the form of warrant agreement as an exhibit and a description of the warrants terms has been included.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 4

1. Given that you are required to file a new application under Section 510(k) of the Federal Food, Drug and Cosmetic Act for your Gen-1 device, please revise your disclosure here and throughout the registration statement to note that your Gen-1 device is not "currently . . . cleared by the FDA at 4 milliamps."

Response

We have made the revisions as requested by Staff throughout the document, and as noted above, included updated information for the Company’s business plans, included those related to FDA applications and trials.

General

2. We note that the maximum aggregate offering price in Exhibit 107 is inconsistent with the disclosure in the registration statement and the legal opinion. Please revise the registration statement and legal opinion accordingly. Please also revise your cover page to disclose the number of common stock in this offering (i.e. volume of securities).

Response

As we have modified the offering and the components, we have revised Exhibit 107.

Securities and Exchange Commission

April 8, 2022

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 984-7791.

WARSHAW BURSTEIN, LLP

By:	/s/ Brian C. Daughney
Brian C. Daughney, Esq.

cc:	Mark White, Nexalin Technology, Inc.

Andrew Tucker, Esq.